(441) 294-7385

May 16, 2008

Re:	XL Capital Ltd Form 10-K for the fiscal year ended December 31, 2007

Dear Mr. Rosenberg and Mses. Robertson and Vanjoske :

     This letter is in response to a conversation on May 7, 2008 with Vanessa Robertson of the Securities and Exchange Commission (the “Commission”) that discussed comments from the staff (the “Staff”) of the Commission based on their review of XL Capital Ltd’s (“XL” or the “Company”) response letter (the “Response Letter”) dated May 2, 2008. The Response Letter was furnished to the Commission in response to your letter, dated April 28, 2008 (the “Comment Letter”), setting forth the comments of the Staff of the Commission relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 001-10804), filed with the Commission on February 29, 2008 (the“Form 10 K”) and related Form 10-K/A filed on March 17, 2008.

     For your convenience, we have reproduced the Staff’s comments below, as communicated verbally by the Staff to the Company on May 7, 2008 along with the Company’s corresponding responses.

____________________________

1.	We have read your response to Comment 4. Please confirm that in future filings you will include an explicit statement of the dollar amount of the changes in the key assumptions or a statement to the effect that there were no material changes.

In response to the Staff’s comment, the Company will include in its future filings, as applicable, an explicit statement of the dollar amount of the changes in the key assumptions used to estimate the fair value of the CDS contracts held by SCA on its financial statements or will include a statement to the effect that there were no material changes.

2.	We have read your response to Comment 6. It is clear throughout your disclosure that you are placing reliance on third party pricing services. Although you have disclosed that management has ultimate responsibility for the fair value measurements, if you do not prospectively remove the reference to the use of third party pricing services, than you must disclose the names of the most frequently used pricing services. Please confirm that if you reference the use of third party pricing services in future filings that you will disclose the names of the services.

In response to the Staff’s comment, if the Company references the use of third party pricing services in its future filings, it will disclose the names of the most frequently used pricing services in such filings, however, such services shall not be named as or considered to be “experts” for purposes of any of the Company’s 1933 Securities Act filings.

____________________________

At the Staff’s request, the Company has acknowledged that:

•	Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that they have fully responded to your comments. However, if you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact Stephen Robb at (441) 294-7385 or by email at stephen.robb@xlgroup.com.

Sincerely,

/s/ Stephen J.H. Robb
Stephen J.H. Robb
Senior Vice President,
Accounting Policy and SEC Reporting Officer

James Rosenberg
Vanessa Robertson
Lisa Vanjoske
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA EDGAR TRANSMISSION

cc:	Michael S. McGavick
Brian W. Nocco
Kirstin Gould
Robert F. Kuzloski
James C. Fraser